April 3, 2025

Ivana Magovevi-Liebisch, Ph.D., J.D.
President and Chief Executive Officer
Vigil Neuroscience, Inc.
100 Forge Road, Suite 700
Watertown, MA 02472

       Re: Vigil Neuroscience, Inc.
           Registration Statement on Form S-3
           Filed March 31, 2025
           File No. 333-286243
Dear Ivana Magovevi-Liebisch Ph.D., J.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gabriela Morales-Rivera, Esq.